United States securities and exchange commission logo





                              May 23, 2023

       Kos Ramirez Maximiliano
       Chief Executive Officer
       MARKY CORP.
       San Sebastian 309, Martinica Le  n,
       Guanajuato, Mexico

                                                        Re: MARKY CORP.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 25,
2023
                                                            File No. 333-271350

       Dear Kos Ramirez Maximiliano:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to the Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 7

   1. You state that you "provide" subscription-based information services. We note, however, that you do not appear
to have generated any revenue from your platform and information on your platform has
not been updated since October 2022. We also note your statement in the risk factor on
page 9 that "any profitability in the future from our business will be dependent upon the
successful development and implementation of our proposed
                                                        income/expense product
and its successful marketing and sale." Please clarify the current stage of development of
your business. Disclose what steps need to be taken for you to begin generating
revenue and when you expect those steps to be completed.
 Kos Ramirez Maximiliano
FirstName  LastNameKos Ramirez Maximiliano
MARKY CORP.
Comapany
May        NameMARKY CORP.
     23, 2023
May 23,
Page 2 2023 Page 2
FirstName LastName
Risk Factors, page 9

2. Please include a risk factor highlighting that there is no developed trading market for your shares and that you may never develop a liquid trading market.
We are an emerging growth company under the JOBS Act..., page 10

3. Please update this section to reflect that the current revenue threshold for an emerging growth company is $1.235 billion. Make similar revisions to the disclosure on page 19.
         Refer to the definition of Emerging Growth Company in Rule 405 under the Securities
         Act.
Use of Proceeds, page 21

4. You state that more information regarding use of proceeds from this offering is included on page 38. However, there is no additional use of proceeds information there. Please remove this cross reference.
5.       We note that Kos Ramirez Maximiliano loaned the Company $70,000.
Please tell us
         whether you intend to use a portion of the net proceeds from the offering to repay those loans.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
31

6. You state that you currently generate revenue from advertising on your information platform. However, you later state that you have generated no revenue to date. Please revise or advise.
Index to Audited Financial Statements, page 41

7.       You disclose a footnote on pages F-2 through F-5 stating that    The
accompanying notes
         are an integral part of these condensed unaudited financial
statements.    However, these
         financial statements appeared to have been audited by your auditor. Please remove or advise.
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-6

8. Please revise your revenue recognition policy disclosure to indicate that you will be applying ASC 606 and not ASC 605. We refer you to ASC 606-10-S65-1.
Note 7 - Subsequent Events, page F-6

9. Please revise to disclose the date through which you evaluated subsequent events. Refer to
         ASC 855-10-50-1(a).
General
 Kos Ramirez Maximiliano
MARKY CORP.
May 23, 2023
Page 3

10. We note your statement that you believe you are not a shell company. However, we note that you have had minimal operations to date, and the financial statements reflect assets of cash and cash equivalents. Please disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-
         8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



FirstName LastNameKos Ramirez Maximiliano                      Sincerely,
Comapany NameMARKY CORP.
                                                               Division of
Corporation Finance
May 23, 2023 Page 3                                            Office of
Technology
FirstName LastName